April 7, 2025

Daniel Dorfman
Manager
Roots Real Estate Investment Community I, LLC
1344 La France Street NE
Atlanta, GA 30307

       Re: Roots Real Estate Investment Community I, LLC
           Post-Qualification Amendment No.4 to Offering Statement on Form 1-A Filed March 24, 2025
           File No. 024-11897
Dear Daniel Dorfman:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed March 24, 2025
Cover Page

1. We note the disclosure on page 45 that residents of the rental properties have the option, subject to the qualifications set forth in this offering circular, to invest the reimbursed fee and additional credits from RootsCom into this offering. Please clearly disclose this consideration other than for cash. We direct you to the Note to Rule
       251(a) of Regulation A for the valuation of non-cash consideration. Please also explain the table on page 45 setting forth the example of this program, including clarifying how you determined the interest rate and total return. Please also provide additional details of the terms of this program.
Risk Factors, page 12

2. We note that your forum selection provision in Section 17.12 of the Amended and
       Restated Operating Agreement and the Subscription Agreement identifies the state or federal courts in the State of Georgia as the exclusive forum for certain litigation, including claims arising from federal securities laws. Please disclose this provision in
 April 7, 2025
Page 2

       the offering circular and state, if true, that it applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
3. Please add disclosure regarding the arbitration provision in Article 9 of the Amended and Restated Operating Agreement. Please clarify whether this provision applies to claims under the federal securities laws. In addition, please clearly disclose the additional risks associated with this provision, including limited access to information and other imbalances of resources between the company and shareholders, and that
       these provisions can discourage claims or limit shareholders    ability
to bring a claim
       in a judicial forum that they find favorable. Please clearly disclose any uncertainty as to the enforceability of such provision. Please also disclose the waiver of a jury trial in
       Section 17.12 of the Operating Agreement, if the arbitration provision is overruled or otherwise deemed unenforceable.
4. We note the investor representations in the subscription agreement prohibit "(1)
       indirect, special or consequential damages, lost profits or the like or
(2) punitive
       damages. Please clearly disclose and clarify whether this provision applies to claims made under the federal securities laws. Please also address any questions as to enforceability.
Management, page 33

5. Please provide the business experience during the past five years of each executive officer and director, including his principal occupations and employment during that period and the name and principal businesses of any corporation or other organization in which such occupations and employment were carried on.
       See Item 401(e) of Regulation S-K.
Management Compensation, page 37

6. Please revise the summary to include a summary of all the management fees. Please also revise the table to reflect the compensation paid for the last two completed fiscal years, as required by Items 402 and 404 of Regulation S-K. In addition, please revise to remove the word "estimated" from the compensation column or advise why such information is an estimate rather than the amount paid.
 April 7, 2025
Page 3
Real Estate Portfolio, page 49

7. Please provide the disclosure required by Items 14 and 15 of Regulation S-K. Given the lack of materiality of any particular asset, we direct your to Instruction 2 to Item
       14. which indicates the information shall be given by such classes or groups and in such detail as will reasonably convey the information required. Description of Our Units, page 66

8. We note your narrative disclosure as to how your NAV is calculated and that you calculated the offering price to be $140.00 per share. Please provide tabular disclosure that demonstrates the components of your NAV calculation. Please also disclose historical NAV calculations.

Quarterly Redemption Plan, page 73

9. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemptions, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the
       Division   s Office of Mergers and Acquisitions at 202-551-3440.
10. We note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.
Exhibits

11. We note that the Operating Agreement filed as Exhibit 2.3 states that the Company and the Manager may enter into one or more written agreements setting forth compensation terms and additional roles, responsibilities and obligations of each of the Manager and the Company. Please file all such agreements as exhibits.
General

12. Please update your disclosure in Part I, Item 4 to include the portion of the aggregate offering price attributable to all the units that you have sold pursuant to a qualified offering statement within the past 12 months before the qualification of this 1-A POS as well as the aggregate offering price attributable to securities being offered on behalf of the issuer. Please also update Part I, Item 6 to reflect the unregistered securities sold within the past year. Please also revise the cover page to reflect the amount of securities under this offering that have been sold to date. April 7, 2025
Page 4
13. We note the disclosure regarding the distribution reinvestment plan when discussing the description of the units on page 74. Please update your cover page to provide an allocation of the securities being offered pursuant to the distribution reinvestment plan. In addition, please revise to confirm that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); and that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment, see Rule
251(d)(1)(iii).
14. We note the certain relationships and related transactions in the Form 1-K and Form
       1-SA. Please provide all the disclosure required by Item 404 of Regulation S-K. Such disclosure should clearly disclose the acquisition of properties from the Sponsor.
       Please clarify whether you have a related transaction policy for these purchases. In this regard, we note that the Manager receives a one time acquisition fee for each property purchased. However, it is unclear whether the Sponsor is selling such properties for the price it acquired the properties or whether the Sponsor may receive fees or other consideration above its purchase price.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael P. Williams